EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

CENTER FINANCIAL CORPORATION

SEON HONG KIM and YONG HWA KIM certify:

1. That they are President and Secretary, respectively, of Center Financial Corporation, a California corporation.

2. That ARTICLE THREE of the Company’s Articles of Incorporation shall be amended to read in full as follows:

“ARTICLE THREE. AUTHORIZED STOCK: This Corporation is authorized to issue two (2) classes of stock: one class of shares to be called “Common Stock”; the second class of shares to be called “Serial Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue is Fifty Million (50,000,000), of which Forty Million (40,000,000) shall be Common Stock and Ten Million (10,000,000) shall be Serial Preferred Stock. When this amendment to the Articles of Incorporation has been filed with the Secretary of State, each share of Common Stock issued and outstanding on the filing date shall be split up and converted into two (2) shares.”

“The Serial Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and the number of shares constituting any such series and a designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume that status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

3. That the foregoing amendment has been duly approved by the Board of Directors at a special meeting held on January 28, 2004.

4. That the primary purpose of said amendment when approved and filed, as set forth by the Board of Directors, is to split each issued and outstanding share of Common Stock into two (2) shares. This amendment is one which may be approved by the Board of Directors alone without shareholder action pursuant to Section 902(c) of the California Corporations Code. The Corporation has only one class of shares outstanding and the amendment effects only a stock split and the increase in the authorized number of shares provided in the amendment in proportion to the split.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge. Executed at Los Angeles, California on January 28, 2004.

/s/ Seon Hong Kim
SEON HONG KIM, President

/s/ Yong Hwa Kim
YONG HWA KIM, Secretary

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